SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15b-16
                    of the Securities Exchange Act of 1934


                              May 11, 2004

                        Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes / /               No /X/

                     CRISTALERIAS DE CHILE (THE "COMPANY")
                              REPORT ON FORM 6-K


TABLE OF CONTENTS

1. A free English translation of a press release dated May 11, 2004.

                                                             [GRAPHIC OMITTED]

                                                         FOR IMMEDIATE RELEASE

NYSE: CGW
Santiago: CRISTALES
www.crlstalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl


                 CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR
                              FIRST QUARTER 2004


Santiago, Chile (May 10th, 2004) - Cristalerias de Chile S.A. ("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the first quarter ended March 31st, 2004. All figures have been prepared according to Chilean GAAP and are stated in constant Chilean Pesos and in US Dollars at Ch$616.41/US$1, the exchange rate at the close of March 31st, 2004.

1Q04 HIGHLIGHTS (vs. 1Q03):
o    Consolidated sales decreased 5.0%
o    Operating income down 28.4%
o    EBITDA down 16.1%
o Non-operating loss of Ch$1,317 million in 1Q04, compared to a loss of Ch$1,052 million in 1Q03.
o Net income reached Ch$2,567 million, compared to Ch$4,321 million income reported in 1Q03.
o    Earnings Per ADR reached US$0.20

                             CONSOLIDATED REVENUE

(in Ch$ millions)                         1Q04          1Q03        1Q04vs.1Q03
                                          ----          ----        -----------
TOTAL REVENUE                            33,606        35,372          -5.0%
  Cristalchile (glass containers)        15,387        17,448         -11.8%
  Vina Santa Rita (wine)                 14,586        14,928          -2.3%
  CIECSA (media)                          4,904         4,355          12.6%
  Adjustments                             1,271         1,359            N/A

                               RELATED COMPANIES

  Metropolis-Intercom (cable)             10,782       10,780             0%
  Envases CMF (plastic containers)         7,839        8,857         -11.5%

                          FIRST QUARTER 2004 RESULTS

CONSOLIDATED RESULTS

Operating Results

During 1Q04, Cristalerias' total consolidated revenue reached Ch$33,606 million (US$54.5 million), a 5.0% decrease compared to 1Q03. The factors behind this decrease were lower sales in the glass container business (-11.8%) and Santa Rita (-2.3%); partially offset by higher sales at CIECSA (+12.6%). Adjustments for factors such as intercompany sales reached Ch$1,271 million during the quarter.

1Q04 Revenue Breakdown
----------------------

Glass            44.1%
Wine             41.8%
Media            14.1%

Consolidated operating income decreased by 28.4% during the quarter, totaling Ch$5,325 million (US$8.6 million). This includes Ch$4,289 million from the glass container business (Ch$5,850 million in 1Q03) and Ch$1,059 million from Santa Rita (Ch$1,650 million in 1Q03). CIECSA, in turn, had a Ch$50 million operating loss (Ch$161 million loss in 1Q03).

During the quarter, Cristalerias' consolidated net income was Ch$2,567 million (US$4.2 million), compared with Ch$4,321 million (US$7.0 million) in 1Q03. This is explained by the abovementioned lower operating results in the glass business and Santa Rita, in addition to a higher non-operating loss, that passed from Ch$1,052 million (US$1.7 million) in 1Q03 to Ch$1,317 million (US$2.1 million) in 1Q04. The latter is mainly explained by a higher net loss from subsidiaries that do not consolidate. It reached Ch$1,710 million in 1Q04, compared to Ch$1,101 million loss in 1Q03, mainly due to a lower result at Metropolis-Intercom and Envases CMF. The net loss from subsidiaries includes a Ch$1,040 million charge (Ch$1,034 million charge in 1Q03) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation decreased by 16.1% reaching Ch$9,130 million (US$14.8 million). EBITDA margin for the period was 27.2% (30.8% in 1Q03).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

The Company's glass packaging sales decreased by 11.8% compared with 1Q03 reaching Ch$15,387 million (US$25.0 million). Volume sales decreased by 2.4%, totaling `56,856 tons. Wine bottle sales increased by 2.4%, mainly due to an increase in export volumes. Soft-drink bottle sales decreased by 5.7%, mainly due to inventory build-up of returnable formats during year 2003 (237cc crown-top bottle), partially compensated by an increase of one-way formats sales. Beer bottle sales decreased by 63.5%, mainly due to changes in clients' pricing policy for one-way formats, as well as clients' inventory build up during late 2003. Liquor bottle sales decreased by 17.9% compared to 1Q03 mainly because during that quarter clients made inventory build up for the launching of a 700cc format for pisco. Containers for the food industry posted a 1.7% increase due to an increase in market share of formats offered by the Company.

                                    GLASS

                                        1Q04         1Q03       1Q04 vs. 1Q03
                                        ----         ----       -------------
Net Sales (in Ch$ millions)            15,387       17,448          -11.8%
  Wine                                 10,660       10,410            2.4%
  Soft Drinks                           2,055        2,178           -5.7%
  Beer                                  1,107        3,029          -63.5%
  Liquor                                1,045        1,273          -17.9%
  Food                                    456          448            1.7%
  Pharmaceutical                           64          110          -42.0%
Volume in tons                         56,856       58,267           -2.4%

Operating income decreased by 26.7%, totaling Ch$4,289 million (US$7.0 million), due to the lower sales volume as well as a 9.6% decrease in average prices, which is mainly explained by the strong appreciation of the Chilean Peso against the American Dollar, that passed from an average of Ch$736.99/US$1 in 1Q03 to Ch$587.29/US$1 in 1Q04. Operating margin was 27.9% (33.5% in 1Q03).

Non-consolidated net earnings for 2004 include a non-operating loss of Ch$1,239 million (US$2.0 million), compared to a non-operating loss of Ch$499 million (US$0.8 million) in 1Q03. During the quarter the Company registered a higher net loss from subsidiaries that reached Ch$1,325 million, compared to an Ch$888 million loss in 1Q03. The latter is mainly explained by a higher loss from Cristalchile Comunicaciones (50% owner of Metropolis-Intercom) and a lower income from Envases CMF; partially compensated by a higher income from Vina Santa Rita and Cristalchile Inversiones (40% owner of Rayen Cura) and a lower loss from CIECSA.

EBITDA: Operating cash generation reached Ch$6,879 million (US$11.2 million), compared to Ch$8,151 million (US$13.2 million) in 1Q03. EBITDA margin was 44.7% (46.7% in 1Q03).

Plastic

During the first quarter of 2004, Envases CMF posted a net income of Ch$372 million (US$0.6 million), compared to Ch$546 million (US$0.9 million) in 1Q03. Total sales reached Ch$7,839 million (US$12.7 million), compared to Ch$8,857 million (US$14.4 million) in 1Q03. Volumes reached 5,844 tons (6,079 tons in 1Q03), due to lower preforms exports and lower one-way formats sales; while average prices decreased by 7.9% influenced by the exchange rate variation. Operating income reached Ch$740 million (US$1.2 million), compared to Ch$1,174 million (US$1.9 million) in 1Q03.

EBITDA: Operating cash generation was Ch$1,809 million (US$2.9 million) in 1Q04, compared to Ch$2,302 million (US$3.7 million) in 1Q03. EBITDA margin was 23.1% (26.0% in 1Q03).

WINE BUSINESS

During 1Q04, Santa Rita's consolidated sales totaled Ch$14,586 million (US$23.7 million), compared to Ch$14,928 million (US$24.2 million) in 1Q03. The Company's profits came in at Ch$1,383 million (US$2.2 million), 14.7% over 1Q03, due to an improved non-operating result.

In the domestic market, Santa Rita's prices increased by 8.2% in real terms, while volumes decreased by 3.4%. These conditions led net sales in the domestic market to grow by 4.5%.

Sales volume in the export market grew by 5.2%, mainly due to higher sales to the European and Latin American markets. During the quarter, exports at US$12.9 million accounted for 52.2% of total revenues. The average price in Dollars per case in the export market for Santa Rita was US$34.9 (US$31.4 in 1Q03), compared with an industry average of US$24.4 (US$23.5 in 1Q03).

By markets, the export increase breakdown is as follows: Europe, 33.7%; Latin America, 35.1%; Asia plus Africa, 14.5%; partially offset by lower sales to USA, -29.8% and Canada, -29.5%.

                                  SANTA RITA

                                             1Q04       1Q03     1Q04 vs. 1Q03
                                             ----       ----     -------------
Net Sales (in Ch$ millions)                 14,586     14,928        -2.3%
  Exports                                    7,615      8,137        -6.4%
  Domestic                                   6,549      6,266         4.5%
  Others                                       422        525       -19.6%
Volume
  Exports (Th cases)                           368        350         5.2%
  Domestic (Th liters)                      12,483     12,927        -3.4%
Price_ per case - Export Mkt.( US$)           34.9       31.4        11.2%
Avg. price per case - Domestic Mkt. (Ch$)    4,725      4,365         8.2%

Operating income decreased by 35.8% to Ch$1,059 million (US$1.7 million) in 1Q04. Operating margin was 7.3% (11.1% in 1Q03), mainly due to higher costs of musts and higher expenses for marketing support.

EBITDA: Operating cash generation reached Ch$2,081 million (US$3.4 million) during the quarter, compared to Ch$2,606 million (US$4.2 million) in 1Q03. EBITDA margin was 14.3% (17.5% in 1Q03).

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press and Other Media

Media Subsidiaries

-------------------------------------------------------------------------------
                                      CGW
-------------------------------------------------------------------------------
                     |                                      |
               98.5% |                                      |  99.9%
                     |                                      |
-----------------------------------------      --------------------------------
                 CIECSA                           Cristalchile Comunicaciones
-----------------------------------------      --------------------------------
        |                   |                               |
  99.9% |                   |  37.4%                        |  50.0%
        |                   |                               |
------------------          |                  --------------------------------
      MEGA                  |                      Cordillera Comunicaciones
------------------          |                  --------------------------------
        |                   |                               |
        |                   |                               |  99.95%
        |                   |                               |
-----------------------------------------      --------------------------------
           Diario Financiero                           Metropolis Intercom
-----------------------------------------      --------------------------------

During 1Q04, CIECSA reported a net loss of Ch$300 million 98.5% ;US$0.5 million) compared to a net loss of Ch$445 million (US$0.7 million) in 1Q03.

MEGA, CIECSA's main subsidiary, reached the first place in audience share with an average viewership share of 25.3% during the quarter (22.9% in 1Q03)(1). Net sales increased by 11.7% over 1Q03 reaching Ch$4,837 million (US$7.8 millin), as a higher viewership share has resulted in higher revenues. MEGA had a Ch$65 million operating loss compared to a Ch$90 million operating loss in 1Q03. Mega posted a Ch$238 million net loss, compared with a net loss of Ch$248 million in 1Q03.

EBITDA: CIECSA's operating cash generation reached Ch$142 million (US$0.2 million) in 1Q04, compared to Ch$76 million (US$0.1 million) in 1Q03. EBITDA margin reached 2.9% (1.8% in 1Q03).

Cable Television

Cristalchile Comunicaciones S.A., (Cristalerias' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda. had a net loss of Ch$2,151 million (US$3.5 million) during the quarter compared to a net loss of Ch$1,505 million (US$2.4 million) recorded during 1Q03. Similarly, Cordillera Comunicaciones Ltda. (owner of 99.9% of MetropolisIntercom S.A.) had a net loss of Ch$4,136 million (US$6.7 million), compared to a net loss of Ch$3,007 million (US$4.9 million) in 1Q03. The aforementioned result includes a goodwill amortization charge of Ch$1,040 million (Ch$1,034 million charge in 1Q03).

--------
1 Measured between 7:30AM and 1:30AM (i.e.: 18 hours daily) from Monday through Sunday.

In 1Q04 Metropolis-Intercom S.A. posted sales of Ch$10,782 million (US$17.5 million), flat compared with 1Q03. The Company posted a net loss of Ch$3,103 million (US$5.0 million) compared to a net loss of Ch$1,973 million (US$3.2 million) in 1Q03. This lower result is mainly due to a Ch$775 million (US$1.3 million) one-time expense that affects the non-operating result of the company. EBITDA reached Ch$1,641 million (US$2.7 million) in 1Q04 (Ch$1,614 million in 1Q03). The latter includes a Ch$3,587 million (US$5.8 million) depreciation charge in 1Q04 (Ch$3,204 million depreciation charge in 1Q03), mainly coming from the HFC network acquired in July 2000. Metropolis-Intercom ended the period with 223,957 basic subscribers (6.7% below 1Q03). However, during 1Q04 premium subscribers increased by 5.2% with respect to 1Q03, reaching 35,514. Broad Band Internet customers reached 36,883, 42.3% over 1Q03. Internet Protocol Telephone customers reached 6,376 at the end of the period.

                              METROPOLIS-INTERCOM

                                        03/31/04      12/31/03    1Q04 vs. 1Q03
                                        --------      --------    -------------
Basic Subscribers (1)                    223,957       231,925        -3.4%
Premium customers                         35,514        31,499        12.8%
Internet customers                        36,883        34,462         7.0%
IP Telephone customers                     6,376         3,639        75.2%
Home Passed                            1,195,479     1,192,891         0.2%

                                          1Q04          1Q03      1Q04 vs.1Q03
                                          ----          ----      ------------
Sales (Ch$ Million)                       10,782        10,780           0%
EBITDA (Ch$ Million)                       1,641         1,614         1.7%
Net Income (Loss) (Ch$ Million)           (3,103)       (1,973)      -57.3%
----------
(1) Includes Premium, Internet and IP Telephone customers

                                 #############

This release may contain certain forward-looking statements (as that term is used in U.S. securities laws) regarding anticipated results of operations, financial condition, business operations or strategy of Cr/stalerias de Chile or its consolidated subsidiaries. Forward-looking statements may be identified by the use of words such as "anticipates," "believes," "expects," "predicts," "intends," "estimates," "should" or "may" or similar expressions relating to statements that are not of historical facts. Such forward-looking statements are believed to be reasonable, but are not guarantees of future performance. Actual results could vary from our objectives or expectations due to many factors including, among others, changes in consumer beverage preferences, new technologies, a downturn in the Chilean wine industry, significant disruption of the Chilean media market, the macroeconomic performance of Chile and the behavior of Latin American markets more generally.

[LOGO] Cristachile

                          CRISTALERIAS DE CHILE S.A.
                       CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in millions of
                     Chilean Pesos as of March 31, 2004)

                      1 US Dollar = 616.41 Chilean Pesos

BALANCE SHEET
                                                        As of March 31
                                                        --------------
                                                   2004              2003
ASSETS                                             MCh$              MCh$
------                                             ----              ----
Cash, time deposits, marketable securities        90,272          106,549
Receivables                                       36,770           38,546
Inventories, net                                  38,988           41,119
Other current assets                               7,331            3,781
                                                 -------          -------
TOTAL CURRENT ASSETS                             173,361          189,996
                                                 -------          -------
NET P.P.&E.                                      134,559          131,657
                                                 -------          -------
Investment in related companies                  101,013          108,430
Long-term receivables                              9,162            9,867
Goodwill on investments                              805              822
Accounts receivable, related companies                 4                2
Others                                            24,067           27,011
                                                 -------          -------
TOTAL OTHER ASSETS                               135,051          146,131
                                                 -------          -------
TOTAL ASSETS                                     442,971          467,783
                                                 -------          -------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term & short-term debt     5,290            5,973
Dividends payable                                     41               79
Accounts and notes payable                        17,668           27,083
Provisions, withholdings, income taxes            15,452           12,536
Advances from customers                            2,738            2,534
                                                 -------          -------
TOTAL CURRENT LIABILITIES                         41,190           48,205
                                                 -------          -------
Long-term bank liabilities and bonds payable     123,075          133,410
Miscellaneous creditors                              208            1,215
Provisions and others                              9,938           10,397
                                                 -------          -------
TOTAL LONG-TERM LIABILITIES                      133,220          145,023
                                                 -------          -------
MINORITY INTEREST                                 38,120           37,469
                                                 -------          -------
TOTAL SHAREHOLDERS' EQUITY                       230,441          237,087
                                                 -------          -------
TOTAL LIAB. & SHAREHOLDERS' EQUITY               442,971          467,783
                                                 -------          -------

STATEMENT OF INCOME
-------------------
                                                        First quarter
                                                        -------------
                                                   2004              2003
                                                   MCh$              MCh$
                                                   ----              ----
OPERATING RESULTS:
Net sales                                         33,606           35,372
Cost of sales                                    (22,385)         (22,553)
Selling and administrative expenses               (5,896)          (5,384)
                                                 -------          -------
OPERATING INCOME                                   5,325            7,435
                                                 -------          -------

NON-OPERATING RESULTS:
  Cordillera Comunicaciones Ltda                  (2,140)          (1,504)
  Editorial Zig-Zag                                   50              (31)
  Vinn"a Los Vascos S.A.                              50              109
  Raven Cura S.A.I.C.                                237              167
  Envases CMF                                        186              273
  Ediciones Chiloe                                   (94)            (115)
  Others                                               -                -
                                                 -------          -------
Equity in net income related companies
(net)                                             (1,710)          (1,101)
Interest income (expense) net                     (1,074)          (1,209)
Other nonrecurring income (net)                      (82)            (399)
Amortization of goodwill                            (159)            (162)
Price-level restatement                              345              156
Exchange Rate Variations                           1,364            1,662
                                                 -------          -------
NON-OPERATING INCOME                              (1,317)          (1,052)
                                                 -------          -------
Income tax                                          (815)          (1,521)
Extraordinary Items                                    -                -
Minority interest                                   (626)            (541)
                                                 -------          -------
NET INCOME                                         2,567            4,321
                                                 -------          -------

[LOGO] Cristachile

                          CRISTALERIAS DE CHILE S.A.
                      INDIVIDUAL FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in millions of
                     Chilean Pesos as of March 31, 2004)
                      1 US Dollar = 616.41 Chilean Pesos


BALANCE SHEET
                                                       As of March 31
                                                       --------------
                                                   2004              2003
ASSETS                                             MCh$              MCh$
------                                             ----              ----
Cash, time deposits, marketable securities        71,878           82,702
Receivables                                       19,988           20,856
Inventories, net                                   5,995            5,944
Other current assets                               2,681            1,726
                                                 -------          -------
TOTAL CURRENT ASSETS                             100,542          111,228
                                                 -------          -------
NET P.P.&E.                                       75,151           72,896
                                                 -------          -------
Investment in related companies                  143,881          144,225
Long-term receivables                                122              161
Goodwill on investments                            1,841            2,011
Accounts receivable, related companies            20,667           22,598
Others                                            11,394           13,385
                                                 -------          -------
TOTAL OTHER ASSETS                               177,904          182,381
                                                 -------          -------
TOTAL  ASSETS                                    353,597          366,505
                                                 -------          -------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term debt                    889            1,194
Dividends payable                                     40               77
Accounts and notes payable                         4,404            7,775
Provisions, withholdings, income taxes             9,534            6,296
                                                 -------          -------
TOTAL CURRENT LIABILITIES                        14,8681          15,3421
                                                 -------          -------
Long-term bank liabilities and bonds payable      99,786          105,391
Miscellaneous creditors                              153              242
Provisions                                         6,002            6,063
Others                                             2,347            2,380
                                                 -------          -------
TOTAL LONG-TERM LIABILITIES                      108,288          114,076
                                                 -------          -------
TOTAL SHAREHOLDERS' EQUITY                       230,441         237,0871
                                                 -------          -------
TOTAL LIAB. & SHAREHOLDERS' EQUITY               353,597          366,505
                                                 -------          -------

STATEMENT OF INCOME
-------------------
                                                      First quarter
                                                      -------------
                                                   2004             2003
                                                   MCh$             MCh$
                                                   ----             ----
OPERATING RESULTS:
Net sales                                         15,387           17,448
Cost of sales                                     (9,791)         (10,363)
General and administrative expenses               (1,307)          (1,236)
                                                 -------          -------
OPERATING INCOME                                   4,289            5,850
                                                 -------          -------
NON-OPERATING RESULTS:
  CristalChile Corn unicaciones                   (2,151)          (1,505)
  S.A. Vina Santa Rita                               748              652
  Envases CMF S.A.                                   185              273
  Ciecsa S.A.                                       (296)            (437)
Cristalchile Inversiones S.A.                        187              130
  Others                                              (0)              (0)
                                                 -------          -------
Equity in net income related companies (net)      (1,325)            (888)
Interest income (net)                               (635)            (801)
Other nonrecurring income (net)                     (120)            (141)
Amortization of goodwill                             (43)             (43)
Price-level restatement                              154               38
Exchange Rate Variations                             730            1,336
                                                 -------          -------
NON-OPERATING INCOME                              (1,239)            (499)
                                                 -------          -------
Income tax                                          (484)          (1,029)
Amortization of negative goodwill                      -                -
  Extraordinary Items                                  -                -
                                                 -------          -------
NET INCOME                                         2,567            4,321
                                                 -------          -------

SALES VOLUME                                     Th Tons          Th Tons
                                                 -------          -------
Glass sales in Th tons                              56.9             58.3
                                                 -------          -------

                                  Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Santiago, Chile.

Glassworks of Chile
(Registrant)

                                 By:  /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  May 11, 2004